FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January, 2015 Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President, Associate General Counsel & Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President, Associate General Counsel & Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Janice Fukakusa
Name: Title:	Janice Fukakusa Chief Administrative Officer and Chief Financial Officer

Date:	January 23, 2015

EXHIBITS

Exhibit	Description of Exhibit
99.1	Agreement and Plan of Merger, dated as of January 22, 2015, by and among Royal Bank of Canada, City National Corporation and RBC USA Holdco Corporation

99.2	Press Release – RBC to Acquire City National Corporation, a Premier U.S. Private and Commercial Bank